Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

August 29, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Solana Fund

File No. 333-288046

Dear Ms. Paik and Ms. Berkheimer:

This letter responds to your comments regarding the pre-effective amendment to the registration statement filed on Form S-1 for the Fidelity Solana Fund (the “Trust” or the “Registrant”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 31, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – PROSPECTUS SUMMARY, SOL STAKING ACTIVITIES, PAGE 3

The Staff notes the Registrant’s response to prior comment 5 that under normal circumstances, the Sponsor will seek to stake all of the Trust’s SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets. The Staff also notes the Registrant’s disclosure elsewhere that the Sponsor will seek to stake a portion of the Trust’s SOL. Please revise the disclosure for consistency. Please also revise to quantify the percentage of the Trust’s SOL that will be staked, or confirm that the Registrant intends to do so in a pre-effective amendment.

RESPONSE TO COMMENT 1

In accordance with the Staff’s comment, the Registrant confirms the disclosure relating to the Sponsor seeking to stake “a portion” of the Trust’s SOL has been removed. The Registrant has revised the disclosure throughout the Registration Statement to state that the Sponsor will utilize the services of the Custodian to stake, or cause to be staked, all of the Trust’s SOL with one or more Node Operators, except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets.

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2025

COMMENT 2 – RISK FACTORS, RISK FACTORS RELATED TO DIGITAL ASSETS, PAGE 22

Please discuss, if known, the reasons for the periods of extreme volatility of SOL, and describe any unique features of SOL that may make it more susceptible to extreme volatility or otherwise not correlate to trends in the broader crypto asset markets.

RESPONSE TO COMMENT 2

In accordance with the Staff’s comment, the following disclosure has been added as the second paragraph of the risk factor entitled, “The trading prices of many digital assets, including SOL, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.”

“The price of SOL on public digital asset trading platforms has a limited history, and during this history, has experienced periods of extreme volatility due to several unique factors. Since its launch in 2020, the Solana network has suffered several high-profile network outages and technical issues, which triggered sharp price swings. For example, in September 2021, the Solana network experienced a significant disruption and was offline for 17 hours and only returned to full functionality 24 hours later. This network outage was later attributed to a type of denial of service attack. In 2022, the price of SOL experienced extreme volatility due to the collapse of FTX and Alameda Research and their close association with the Serum protocol, a decentralized exchange on the Solana network. In February 2023, a malfunction caused a validator to transmit an exceptionally large block of SOL, which was several orders of magnitude larger than a standard block, and caused an outage of nearly 19 hours. In February 2024, a bug in Agave (a validator program that is a fork of the original SOL validator program), caused all validators running the program to stall on the validation of a block, which caused a 5 hour outage. The SOL ecosystem has grown rapidly since its creation, especially in its use of DeFi or open finance platforms and launching NFTs on the Solana blockchain. This rapid growth attracted speculative capital, which amplified SOL price movements. Further, SOL exhibits a high degree of concentration in ownership, which increases the susceptibility to large-scale sell-offs. These features, combined with the

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2025

technical complexity and innovation risk inherent in SOL’s architecture, may result in price movements that are more severe and less correlated with broader digital asset market trends, particularly during periods of network stress or significant ecosystem developments. The development of the Solana network is ongoing and any disruption could have a material adverse effect on the value of SOL and an investment in the Shares.”

COMMENT 3 – THE TRUST’S STAKING PROGRAM, ALLOCATION OF STAKING REWARDS, PAGE 75

The Staff notes the Registrant’s revised disclosure in response to prior comment 17. Please revise the disclosure here and in the “Use of Proceeds” section to clarify whether the Trust will stake the staking rewards retained.

RESPONSE TO COMMENT 3

In accordance with the Staff’s comment, the “Use of Proceeds” section has been revised as follows:

“Proceeds received by the Trust from the issuance of Baskets consist of SOL or cash. In addition, the Trust will periodically receive proceeds derived from its staking program that consist of SOL. All of the Trust’s SOL will be held by the Custodian on behalf of the Trust until (i) deployed into the staking program, (ii) transferred out or sold in connection with the redemption of Baskets or (iii) transferred or sold by the Sponsor to pay fees due to the Sponsor or Trust expenses and liabilities not assumed by the Sponsor. All of the Trust’s cash proceeds will be held by the Cash Custodian on behalf of the Trust until (i) transferred in connection with the purchase of SOL, (ii) delivered out in connection with redemptions of Baskets or (iii) transferred to pay fees due to the Sponsor or Trust expenses and liabilities not assumed by the Sponsor.”

In accordance with the Staff’s comment, the “Allocation of Staking Rewards” section has been revised as follows:

“Staking rewards generated by the Trust’s staking program will be subject to fees shared among several parties. The amounts owed or paid to the Node Operator, the Custodian, and the Sponsor are collectively referred to as the “Staking Fees”. The Staking Fees will equal [__]% of the amount of staking rewards received by the Trust. The Staking Fees will reduce the amount of SOL rewards that are generated

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2025

from the Trust’s staking program that are retained by the Trust. The remainder of the staking rewards will be deployed into the staking program, transferred out or sold in connection with the redemption of Baskets, or transferred or sold by the Sponsor to pay fees due to the Sponsor or Trust expenses and liabilities not assumed by the Sponsor.”

COMMENT 4 – LIQUIDITY RISK MANAGEMENT, PAGE 76

Please revise to provide a complete description of the Registrant’s liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange’s proposed generic listing standards, please revise accordingly.

RESPONSE TO COMMENT 4

The Trust has revised the disclosure under the heading Liquidity Risk Management as follows:

Liquidity Risk Management

[Pursuant to the rules of the Exchange, because the Trust’s staking program involves the temporary loss of the ability to transfer or otherwise dispose of the Trust’s SOL, the Trust is required to maintain policies and procedures designed to ensure the Trust is able to meet redemption requests. The Trust evaluates the liquidity of its portfolio investments under both normal and stressed conditions by considering factors such as market activity, support among traditional and DeFi trading platforms, market participant diversity, price volatility, market depth, engagement of developer community and application ecosystem, impact of proposed protocol software changes, and any restrictions on transferability, including those related to staking. While the Sponsor expects that under normal conditions, the SOL will become available for the Trust to transfer or otherwise dispose of within two days of instructing the Custodian to unstake or “exit” the Trust’s staked SOL, there can be no guarantee that such process will be completed in time to satisfy its current redemption obligations. Accordingly, the Sponsor has adopted a liquidity risk program (the “Liquidity Program”) that provides a variety of mechanisms to monitor and manage the liquidity of the Trust’s assets. The following is a summary of considerations under the Liquidity Program, which is available in full at the Trust’s website at www.[ ].com. The Sponsor will only seek to engage in staking activities to the extent the Sponsor in its sole discretion determines that the Trust may do so without undue legal or regulatory risk, such as, without limitation, by jeopardizing the Trust’s ability to qualify as a grantor trust for U.S. federal income tax purposes.

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2025

Credit Facility

The Liquidity Program provides that the Trust may enter into a credit facility (including a credit facility with the Sponsor or its affiliates acting as lender) that allows the Trust to borrow cash or SOL to meet its current obligations. If the Trust draws cash or SOL under any such credit facility, the Trust may incur additional expenses in the form of interest on its indebtedness or other costs of borrowing. In addition, the lender under any such credit facility may require the Trust to pledge its assets as collateral for the amounts borrowed. The Sponsor or its affiliates may also lend cash or SOL to the Trust, provided that under any such arrangement the Sponsor or its affiliate will not be permitted to (1) charge interest on the amounts borrowed, (2) demand or accept any pledge of the Trust’s assets, or (3) impose terms on the Trust that are more detrimental to the Trust than those that would be available in an arms-length commercial transaction. As of the date of the Prospectus, the Trust has not entered into a credit facility. If the Trust’s enters into a credit facility, the Trust will notify shareholders through the filing of a Form 8-K and a supplement to this Prospectus describing the material terms of any such arrangement.

Temporary Settlement Extension

Under the Liquidity Program and the applicable agreements with Authorized Participants, the Sponsor may temporarily extend the settlement timeline in connection with the fulfillment of the redemption orders received from Authorized Participants . The Sponsor will exercise this authority if the Trust does not expect to have enough liquid assets to satisfy redemption orders and the Trust’s credit facility, if one is in place, has been exhausted. See “Creation and Redemption of Shares – Delivery of Redemption Distribution.”

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2025

Open-Market Activities

As an additional option, the Trust may exchange its staked SOL for an amount of unstaked SOL or LSTs. If the Sponsor utilizes LSTs in the future, the Trust may utilize LSTs to convert staked SOL to unstake SOL to meet redemption requests. In such transactions, the SOL trading counterparty facilitating such trade will generally deliver an amount unstaked SOL that is less than the amount of staked SOL Trust has delivered in exchange, with such spread representing the SOL trading counterparty’s compensation. While such spreads are generally expected to be de minimis in relation to the Trust’s overall assets, any such spread charged by a SOL trading counterparty will reduce the amount of SOL represented by a Share and the value of Shares.]

Please note that as the Exchange’s proposed generic listing standards are still being developed and finalized, the Trust’s liquidity policies and procedures are subject to further revision.

COMMENT 5 – NODE OPERATORS, PAGE 76

The Staff notes the Registrant’s disclosure that the Sponsor will utilize the services of the Custodian to stake, or cause to be staked, a portion of the Trust’s SOL with one or more trusted Node Operators. Please confirm that, once known, the Registrant will identify the Node Operator(s). In addition, to the extent the Trust engages additional Node Operators, discuss the factors that will be used to determine how much SOL to allocate among multiple Node Operators.

RESPONSE TO COMMENT 5

In accordance with the Staff’s comment, the section entitled, “The Node Operators” has been revised as follows to the factors that will be used to determine how much SOL to allocate among multiple Node Operators:

The Custodian, in consultation with the Sponsor, is responsible for the implementation of the Trust’s staking program, including establishing the arrangements with the Node Operators, and neither the Trust nor the Sponsor will have any direct contractual relationship with the Node Operators. In determining the amount and percentage of the Trust’s SOL to allocate to each Node

United States Securities and Exchange Commission

Division of Corporation Finance

August 29, 2025

Operator, the Sponsor will consider (i) the Sponsor’s assessment of the safety and security policies and procedures of each Node Operator, (ii) each Node Operator’s reputation and experience of implementing similar staking programs, (iii) the technology used by each Node Operator, (iv) the concentration of the Trust’s SOL at each Node Operator, and (v) any other factor the Sponsor deems relevant in making the allocation determination. As of the date of this prospectus, the Sponsor intends to instruct the Custodian to deploy the Trust’s SOL with following Node Operators:

The identity and description of each Node Operator will be included in a further pre-effective amendment to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren